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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2002

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes   |_|                           No   |X|


     If  "Yes"  is  marked,   indicate  below  the  file  number  assigned  to
the  registrant  in  connection  with   Rule 12g3-2(b): 82-_______________



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)


Date: July 2, 2002                By:   /s/ Scott Ewart
                                     ------------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer


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                             MATERIAL CHANGE REPORT

                                   PURSUANT TO

              SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA
                 SECTION 118(2) OF THE SECURITIES ACT (ALBERTA)
               SECTION 84(1) OF THE SECURITIES ACT (SASKATCHEWAN)
                  SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
                    SECTION 73 OF THE SECURITIES ACT (QUEBEC)
                SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
               SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)

ITEM 1:  REPORTING ISSUER

         AT&T Canada Inc.
         Suite 1600
         200 Wellington Street West
         Toronto ON  M5V 3G2

ITEM 2:  DATE OF MATERIAL CHANGE

         June 25, 2002

ITEM 3:  PRESS RELEASE

         The attached press release was issued by AT&T Canada Inc. on June 25, 2002.

ITEM 4:  SUMMARY OF MATERIAL CHANGE

         On June 25, 2002, AT&T Canada Inc. announced that AT&T Corp. has formally initiated the process providing for the purchase of all of the outstanding publicly held shares of AT&T Canada Inc. that it does not already own, in accordance with the terms of the deposit receipt agreement (the "Deposit Receipt Agreement") entered into at the time of the creation of AT&T Canada Inc. in June 1999. The Floor Price for this purchase process determined pursuant to the Deposit Receipt Agreement is approximately CDN$51 per share.

ITEM 5:  FULL DESCRIPTION OF MATERIAL CHANGE

         See the attached press release of AT&T Canada Inc. which is hereby incorporated by reference.

ITEM 6:  RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT

         Not applicable.


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ITEM 7:  OMITTED INFORMATION

         Not applicable.

ITEM 8:  SENIOR OFFICER - FOR FURTHER INFORMATION CONTACT:

         For further information, contact Rodger Madden at (416)345-2000

ITEM 9:  STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

         DATED at Toronto, Ontario this 2nd day of July, 2002.

                                      AT&T CANADA INC.


                                      By:
                                         --------------------------------------
                                      Name: David Lazzarato
                                      Title: Executive Vice President and Chief
                                             Financial Officer

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.




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-----Original Message-----
FROM:         CORPORATE COMMUNICATIONS
SENT:         Tuesday, June 25, 2002 6:01 PM
TO:           Corporate Communications
SUBJECT:      Press Release / Communique

           AT&T CANADA SAYS AT&T CORP. TO ARRANGE FOR PURCHASE OF ALL
                 OUTSTANDING PUBLICLY HELD SHARES OF AT&T CANADA

TORONTO, ON (JUNE 25, 2002) -- AT&T Canada Inc. (TSE: TEL.B and NASDAQ: ATTC), Canada's largest facilities-based competitor, today reported that AT&T Corp. has formally initiated the process providing for the purchase of all of the outstanding publicly held shares of AT&T Canada Inc. that it does not already own, in accordance with the terms of the Deposit Receipt Agreement entered into at the time of the creation of AT&T Canada in June 1999.

AT&T Corp. provided formal notice to CIBC Mellon Trust Company as trustee and agent for the beneficial holders of the publicly held shares of AT&T Canada Inc. that it is initiating the purchase process relating to such shares.

AT&T Corp. has designated two subsidiaries of Canadian Imperial Bank of Commerce
(CIBC) to purchase the AT&T Canada shares that AT&T Corp. does not currently own. The purchase by the subsidiaries is subject to certain conditions, including CIBC selling the subsidiaries to other Canadian investors by August 15, 2002, or AT&T Corp. will designate a different purchaser. AT&T Corp. plans to fund the purchase price of the AT&T Canada shares in cash, currently estimated to aggregate approximately US$3.4 billion. AT&T Corp. has announced that it will retain its approximately 31 percent economic interest in AT&T Canada.

"We are pleased that AT&T Corp. has begun the process of fulfilling its commitment to AT&T Canada's deposit receipt holders," said John McLennan, AT&T Canada's Vice Chairman and CEO. "We will take the steps contemplated in the Deposit Receipt Agreement and work with AT&T Corp. to bring this transaction to a timely close. Separately, we are moving forward with our previously announced effort to enhance AT&T Canada's financial position through a consensual restructuring of the company's public debt."

The floor price for this purchase process determined pursuant to the Deposit Receipt Agreement is approximately CDN$51 per share. The particulars of the purchase process are contained in the Deposit Receipt Agreement, a general description of which is contained in the Company's Management Information Circular dated April 26, 1999. This general description is qualified in its entirety by reference to the full text of the Deposit Receipt Agreement. Electronic copies of the April 26, 1999 Management Information Circular can be found on both SEDAR (www.sedar.com) and AT&T Canada's website (www.attcanada.com).

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We will be providing more information to employees as details become available.

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